March 8, 2021

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    John Cash
Kevin Stertzel

Re:    TransDigm Group Incorporated
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 12, 2020
File No. 001-32833

Dear Messrs. Cash and Stertzel:

TransDigm Group Incorporated, a Delaware-based corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 4, 2021, with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2020 filed with the Commission on November 12, 2020. For your convenience, we have included the Staff’s comment below and the Company’s response immediately following the comment.

Form 10-K for the Fiscal Year Ended September 30, 2020
Financial Statements
Note 17 Segments, page F-33

1.Comment: We note you have properties and operations in various geographic areas and countries. We further note you have not provided the entity-wide disclosures contemplated in ASC 280-10-50-41. Please modify your segment disclosures in future filings to provide these additional disclosures or otherwise please explain why you believe they are not required. For additional guidance, please also refer to ASC 280-10-55-20 through 55-25.

Response: We acknowledge the Staff's comment and the standards set forth in ASC 280-10-50-41 and related guidance. In future filings, the Company will disclose net sales to external customers and long-lived assets attributable to the United States separately from other geographic areas. The geographic areas in which net sales and long-lived assets will be disclosed are "United States" and "Foreign Countries," with net sales being based on the geographic destination of sales. Net sales and long-lived assets of individual countries outside of the United States are not material.

If you have any further questions or require additional information, please do not hesitate to contact me at (216) 706-2960.

Sincerely,

/s/ Michael Lisman

Michael Lisman
Chief Financial Officer
TransDigm Group Incorporated